Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
	(Dollars in thousands, except ratios)
Earnings (loss):
Pretax income (loss) from continuing operations	$(9,466)	$(1,518)	$(5,950)	$10,115	$3,317	$(1,927)
Add:
Fixed charges	2,952	4,368	3,903	1,099	1,477	2,667
Equity in earnings of unconsolidated sub	0	0	22	401	222	(18)
Less:
Pre Dividends (grossed-up)	0	0	(245)	(245)	(1,036)	(1,082)
Interest capitalized	(244)	0	0	(8)	(301)	(41)
Earnings as defined in Item 503 of Regulation S-K	$(6,758)	$2,850	$(2,270)	$11,362	$3,679	$(401)

Fixed Charges:
Interest expensed	$2,559	$4,170	$3,469	$660	$0	$1,414
Interest capitalized	244	0	0	8	301	41
Pref Dividends (grossed-up)	0	0	245	245	1,036	1,082
Interest included in rent expense	149	198	189	186	140	130

Fixed charges as defined in Item 503 of Regulation S-K	$2,952	$4,368	$3,903	$1,099	$1,477	$2,667

Ratio of earnings to fixed charges	N/A	N/A	N/A	13.31	8.35	N/A

Value of deficiency	$(9,710)	$(1,518)	$(5,928)	N/A	N/A	$(1,986)

Ratio of earnings to fixed charges and preference dividends	N/A	N/A	N/A	10.34	2.49	N/A

Value of deficiency	$(9,710)	$(1,518)	$(6,173)	N/A	N/A	$(3,068)